

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2021

Paige E. Craig
Chief Executive Officer
Inception Growth Acquisition Ltd
875 Washington Street
New York, NY 10014

> **Re: Inception Growth Acquisition Ltd**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 9, 2021**
> **File No. 333-257426**

Dear Mr. Craig:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed September 9, 2021

Cover Page

1. We note your response to comment 1. Please expand your cover page disclosure to address with additional detail how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. In addition, please expand your disclosure on the cover page and in the Summary to clarify for investors the risks associated with potentially being able to effect service of process upon your executive officers and directors.

Prospectus Summary, page 1

2.   We note your response to comment 2. Please expand you disclosure on page 7 to explicitly address the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with the VIE's founders.

3.   We note your response to comment 3. In your summary of risk factors, pleaser further expand your disclosure regarding the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. Specifically, when discussing the risks arising from the legal system in China, highlight that rules and regulations in China can change quickly with little advance notice, which could result in a material change in your operations and/or the value of your common stock.

4.   We note your response to comment 5 and your revised disclosure on page 8. In this respect, please expand your disclosure to provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. We note your discussion of SAFE circulars in your risk factor disclosure, but it is unclear what other restrictions, if any, exist regarding foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors after a business combination with a company based in China. We are also unable to locate disclosure specifically addressing restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Please revise accordingly.

5.   We note your response to comment 6 and your revised disclosure beginning on page 61 and the summary risk factor on page 30. Please revise to clarify that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.

Risk Factors, page 33

6.   We note your response to comment 8 and the revised risk factor disclosure beginning on page 63. Please revise this risk factor to discuss the potential effect of compliance with the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors that became effective in March 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM that became effective in September 2011 to a potential acquisition transaction. In this respect, please disclose that mergers and acquisitions by foreign investors that raise "national defense and security" concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise "national security" concerns are subject to strict

review by the MOFCOM and discuss the scope of such "national security" concerns. In this respect, we note that the last sentence included in the risk factor immediately preceding the risk factor regarding merger and acquisition regulations does not appear to adequately convey the magnitude and scope of the risk.

7.   We note your response to comment 10 and the revised risk factor disclosure beginning on page 62. Please revise your disclosure to explain how the CAC's oversight could impact the process of searching for a target and/or your business on a post-combination basis.

    You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lawrence Venick